Exhibit 6.11

flexport.

FLEXPORT CAPITAL TERM SHEET

Coyuchi, Inc

Issue Date: September 28, 2021
Execution Date: September 28, 2021

Flexport Capital LLC, a Delaware limited liability company ("Flexport Capital", collectively with its affiliates, "Flexport") is pleased to set forth the proposed terms of an installment payment plan that will provide Company (as defined below) with a flexible working capital solution in accordance with the terms set forth in the applicable Terms and Conditions available at www.flexport.com/terms. The terms set forth herein expire sixty (60) days after the Issue Date stated above.

Company	Coyuchi, Inc, a California corporation ("Company")
Credit Limit Amount	$2.0 million (Two million) revolving credit facility
Advance Rate	Extended Terms: 100% of freight and duty Trade Finance: 80% of individual commercial invoice
Eligible Amounts	Commercial invoice value, along with freight and customs duty associated with a given shipment ("Eligible Amounts")
Terms	Extended Terms: 90 (Ninety) days exclusive of net 15 corporate credit terms Trade Finance: 90 (Ninety) days In accordance with the Extended Terms Agreement attached hereto as Exhibit A (the "Financing Agreement"), Company shall request financing for all freight and customs duty invoices issued by Flexport up to the Credit Limit Amount, which requests Flexport Capital shall approve in its discretion. By executing this Term Sheet, Company agrees to the terms and conditions set forth in the Financing Agreement.
Repayment	Company shall repay Eligible Amounts financed by Flexport Capital in a single balloon payment in accordance with the schedule and terms set forth in the applicable installment plan agreement.

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Total Fee	2.5% of all outstanding eligible amounts per 90 days. No origination fees. No fees or discounts for early repayments Monitoring Fee: 0.15% of the Credit Limit Amount, which fee is deemed fully earned, due and payable on the first day of the calendar month following the date hereof and on the first day of each 3 month period thereafter.
Shipping	All inventory financed by Flexport Capital must be shipped using Flexport's freight forwarding services. A shipment must be booked with Flexport and a commercial invoice must be uploaded to the Flexport.com platform in order for Flexport Capital to process a supplier payment. All air and ocean shipments are eligible. All shipments require freight insurance. If insurance through Flexport is declined, proof of cargo insurance coverage must be provided.
Financial Covenants	N/A
Other Covenants	• Company must notify Flexport Capital in writing at least 60 days prior to entering any other formal debt arrangements
Representations and Warranties	Usual and customary for a facility of this type.
Facility Conditions Precedent	• Executed Side Letter Agreement • Unless otherwise agreed, Company must execute an Installment Plan Agreement in form and substance satisfactory to Flexport Capital for each financing request. • Other conditions as Flexport Capital may reasonably request from time to time in connection with any Installment Plan Agreement.
Reporting Requirements	Company must provide Flexport Capital with the following documents on an ongoing basis: • Financial statements (income statement, balance sheet, cash flow statement, and AR aging) due within thirty days of the previous quarter's end • Bank statements or access to Company's active bank integration via Plaid • Additional information at the request of Flexport Capital
Payment Requirement	Company must maintain a valid checking account with ACH privileges on file with Flexport. All payments will be automatically

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	debited from the preferred account on the due date. Company must be current on all Flexport invoices when requesting funds.
Security	Flexport Capital shall have the right to direct any of its affiliates in actual or constructive possession or control of in-transit inventory to withhold delivery of the in-transit inventory in the event of a payment default.
Notification Provision	If at any time Company is not in compliance with any of the foregoing covenants or requirements, Company shall notify Flexport Capital immediately of such non-compliance.
Notice Address	<u>Borrower</u>: 1400 Tennessee St Suite 1 San Francisco, CA, 94107 Telephone: ______________ Email: _______________ <u>Flexport</u>: Flexport Capital LLC 760 Market Street Eighth Floor San Francisco, CA 94102 Attn: Legal Department Telephone: (415) 231-5252 Email: legal@flexport.com

Signatories

Coyuchi, Inc

By: DocuSigned by: Michelle Meyer 679FB60783B346D...

Name: Michelle Meyer

Title: CFO

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FLEXPORT CAPITAL LLC,
a Delaware limited liability company

By: DocuSigned by: Justin Sherlock
7ED31F2C1BDD45D...

Name: Justin Sherlock

Title: Director, Head of Flexport Capital

EXHIBIT A

EXTENDED TERMS AGREEMENT

This EXTENDED TERMS AGREEMENT is made between Company and Flexport Capital, as each is defined in the above Term Sheet (as amended, modified, extended, restated, renewed, replaced, or supplemented from time to time, the "Term Sheet"). In consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

DEFINITIONS AND OTHER TERMS

1. General Definitions. Capitalized terms used in this Agreement and the other Loan Documents shall have the meanings assigned to them in Schedule A or in the Terms and Conditions. Any term used in this Agreement or the other Loan Documents which is defined in the UCC, unless otherwise specifically provided herein or therein, shall have the meaning given to such term in the UCC.

2. Single Agreement. Any and all schedules and exhibits hereto, the Term Sheet, and the Flexport Capital Financing Terms & Conditions available at www.flexport.com/terms (the "Terms and Conditions") are incorporated herein by reference, and taken together with this Agreement, constitute but a single agreement. The Company also acknowledges and agrees that services rendered by Flexport Capital and its Affiliates are subject to and the terms and conditions available at www.flexport.com/terms.

FINANCINGS AND TERMS OF PAYMENT

3. Terms of Financing.

(a) Subject to the terms and conditions of this Agreement, Flexport Capital may, in its sole discretion, extend payment terms for all invoices issued by Flexport Capital's Affiliates for freight forwarding services, customs brokerage services, and other logistics services owed to Flexport Capital's Affiliates (each a "Financing" and collectively, "Financings"). Amounts extended hereunder and repaid may be extended again subject to the terms and conditions herein.

(b) The aggregate amount of all Financings outstanding at any time, together with any and all interest and fees accrued thereon, shall not exceed the Credit Limit Amount.

(c) Company expressly acknowledges and agrees that: (i) Flexport Capital has made no commitment or agreement to make, provide or arrange for any one or more Financings hereunder; (ii) Flexport Capital may at any time determine not to provide or arrange for any Financing requested by Company hereunder; and (iii) although the absence of commitments or agreements to provide or arrange for Financings hereunder at any time may cause significant risk to Company's business, Company in acknowledging its understanding of this Agreement is willing to assume such risk based upon its independent evaluation.

4. Payment. Company unconditionally promises to pay Flexport Capital, without deduction for any reason, the outstanding principal amount of all Financings and accrued and unpaid interest thereon as and when due in accordance with this Agreement, the Term Sheet and

each Installment Plan Agreement, as applicable. Flexport Capital shall issue Company an invoice upon delivery of the inventory. Company shall pay such invoices in U.S. dollars according to the installment schedule as set forth therein or otherwise communicated to Company in writing. Flexport Capital or its Affiliates may issue additional invoices, not accounted for hereunder or thereunder, as necessary to cover any freight or other applicable costs not included in the original quote. Nothing in this agreement shall be construed to relieve Company of its duty to pay any and all proper charges for any and all logistics services.

5. Fees and Late Payments. Company shall pay to Flexport Capital a financing fee as set forth in the Terms and Conditions, which fee shall be prorated for any periods less than 30 days. Flexport Capital will assess its standard late fee of 2.5% per 30 days of all monies overdue to any amounts unpaid after each due date.

6. Withholding of Goods. If Borrower fails to pay any Obligation when due, Flexport Capital, in addition to the rights and remedies set forth in the Term Sheet and/or the Terms and Conditions, shall have the right to direct any of its Affiliates to withhold delivery of any of Company's property in Flexport Capital's or its Affiliates' actual or constructive possession or control until Flexport Capital receives payment in full of such Obligation.

INSURANCE

7. Insurance. Company shall deliver to Flexport Capital copies of all insurance maintained by Company as of the date hereof, including "All Risk," cargo, marine, general liability and other applicable insurance policies. Flexport Capital reserves the right at any time, upon review of Company's risk profile, to require additional forms and limits of insurance.

REPRESENTATIONS AND WARRANTIES

8. Corporate Existence; Compliance with Law. Company: (a) is and will continue to be (i) duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, (ii) in compliance with (x) its certificate or articles of formation and by-laws, operating agreement or other organizational or governing documents, (y) any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority binding upon or applicable to Company or any of its property, and (z) all Contractual Obligations; and (b) has and will continue to have the requisite power and authority and the legal right to execute, deliver and perform its obligations under the Loan Documents and to conduct its business as now, heretofore or proposed to be conducted.

9. Enforceable Obligations. Each Loan Document has been duly executed and delivered on behalf of Company, and each Loan Document upon such execution and delivery shall and will continue to be a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency and other similar laws affecting creditors' rights generally.

10. Use of Proceeds. Company and Flexport Capital each understand, acknowledge, and agree that they are entering into this Agreement as a commercial transaction, and Company agrees that this Agreement is an exclusively commercial arrangement and nothing in this Agreement shall be construed to be for a personal, family, or household purpose.

11. Taxes; Payment of Obligations. No tax Lien has been filed against Company or Company's property. Company will pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all of its Charges and other obligations of whatever nature, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and none of Company's property is or could reasonably be expected to become subject to any Lien or forfeiture or loss as a result of such contest.

12. Litigation. No Litigation is pending or, to the knowledge of Company, threatened by or against Company or against Company's property or revenue.

13. Full Disclosure. No information contained in any Loan Document, any financial statements or any written statement furnished by or on behalf of any Company under any Loan Document contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.

14. Inventory. All Inventory is in compliance with all applicable laws and no Inventory was manufactured wholly or in part by forced or child labor.

15. OFAC. Company, each Affiliate and/or Subsidiary of Company and each Person who, to Company's knowledge has an ownership interest in Company, or, to Company's knowledge, has or will have an interest in the transaction contemplated by this Agreement or will participate, in any manner whatsoever, in receiving or using the proceeds of any Financing, whether directly or indirectly, including but not limited to any Supplier, ultimate consignee or intermediary consignee (collectively, "Covered Entities" and each, a "Covered Entity") is: (i) not a "blocked" person listed in the Annex to Executive Order Nos. 12947, 13099 and 13224 and all modifications thereto or thereof (the "Annex"); (ii) in full compliance with the requirements of the USA Patriot Act 2001, 107 Public Law 56 (October 26, 2001, as amended) and in other statutes and all orders, rules and regulations of the United States government and its various executive departments, agencies and offices, related to the subject matter of the Patriot Act, including Executive Order 13224 effective September 24, 2001, as amended (the "Patriot Act") and all other requirements contained in the rules and regulations of the Office of Foreign Assets Control, Department of the Treasury ("OFAC"); (iii) operated under policies, procedures and practices, if any, that are in compliance with, and has policies, procedures, and internal controls in place that are reasonably designed to comply with, the Patriot Act and all other applicable anti-corruption and anti-money laundering laws, rules and regulations, including the applicable provisions of the Patriot Act, the Bank Secrecy Act of 1970 and the U.S. Foreign Corrupt Practices Act of 1977, each as amended, and are available to Flexport Capital for Flexport Capital's review and inspection during normal business hours and upon reasonable prior notice; (iv) not in receipt of any notice from the Secretary of State of the Attorney General of the United States or any other department, agency or office of the United States claiming a violation or possible violation of the Patriot Act; (v) not listed as a Specially Designated Terrorist (as defined in the Patriot Act) or as a "blocked" person on any lists maintained by the OFAC pursuant to the Patriot Act or any other list of terrorists or terrorist organizations maintained pursuant to any of the rules and regulations of the OFAC issued pursuant to the Patriot Act or on any other list of terrorists or terrorist organizations maintained pursuant to the Patriot Act; (vi) not a Person who has been determined by competent authority to be subject to any of the prohibitions contained in the Patriot Act; (vii) not acting, and if other than a natural person, owned or controlled by and/or will not in the future act for or on behalf of any

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Person named in the Annex or any other list promulgated under the Patriot Act or any other Person who has been determined to be subject to the prohibitions contained in the Patriot Act; (viii) implementing a Customer Identification Program ("CIP") and performs CIP due diligence in accordance with the Patriot Act, including the identification of beneficial ownership where required under applicable law and (ix) has implemented Customer Due Diligence ("CDD") procedures compliant with FinCEN's CDD rule that enables Company, any Affiliate and/or Subsidiary of any Company, to the extent required, to identify and verify the beneficial owner(s) and key controller of certain legal entity customers.

16. PEP. Company has disclosed to Flexport Capital if Company or any other Covered Entity is or has been a PEP Entity, Politically Exposed Person or an Immediate Family Member or Known Close Associate of a Politically Exposed Person and has provided or will provide the necessary information required by law.

17. Sanctions. No Covered Entity, any Person controlling or controlled by any Covered Entity, any director, officer, ultimate beneficial owner or employee thereof, nor, to Company's knowledge, any, agent or representative thereof, is a Person that, or is owned or controlled by a Person that, (i) is the subject of any sanctions administered or enforced by OFAC, the United Nations Security Council, the European Union, Her Majesty's Treasury or any other similar sanctions authority or regulatory agency (collectively, "Economic Sanctions"), (ii) is located in a Sanctioned Country, (iii) has been denied export privileges by the Department of Commerce or any other regulatory agency, or (iv) has taken any action in furtherance of or to fund, finance or facilitate: (a) an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any Person while knowing that all or some portion of the money or value will be offered, given or promised to anyone to improperly influence official action, to obtain or retain business or otherwise to secure any improper advantage or (b) any money laundering or terrorist financial activities or business.

COVENANTS

18. Financial Covenants. Company shall (i) comply with any and all financial and other covenants set forth in the Term Sheet, (ii) comply with any and all reporting requirements set forth in the Term Sheet and (iii) deliver such other information as Flexport Capital may reasonably request from time to time.

19. Plaid. (a) For each deposit account that Company at any time maintains at a financial institution that supports Plaid Technologies, Inc. ("Plaid"), Company shall connect such deposit account to Plaid and maintain such connection at all times. Company acknowledges and agrees that (i) Flexport Capital may require Company to share its financial and other personally identifiable information with Plaid and other third party services providers ("Service Providers") and (ii) that Flexport Capital may use Plaid to gather Company's data from financial institutions to provide the services described hereunder, including the use of Plaid in processing payments, and/or providing payment terms. Company hereby grants Flexport Capital and its Service Providers (including Plaid) the right, power, and authority to act on its behalf to access and transmit Company's personal and financial information from the relevant financial institution. Company agrees to its personal and financial information being transferred, stored, and processed by Plaid in accordance with the Plaid Privacy Policy available at https://plaid.com/legal. (b) At any time and from time to time,

upon the written request of Flexport Capital and at the sole expense of Company, shall promptly and duly execute and deliver any and all such further information, instruments and documents and take such further action as Flexport Capital may reasonably deem desirable (x) to obtain the full benefits of this Agreement and the other Loan Documents, (y) to protect, preserve and maintain Flexport Capital's rights in the Collateral, or any of it, and under this Agreement, or (z) to enable Flexport Capital to exercise all or any of the rights and powers herein granted. Company shall advise Flexport Capital promptly, in reasonable detail, of the occurrence of any Default or other event that has had or could reasonably be expected to have a Material Adverse Effect.

20. Disposition of Assets; Change of Control. Without Flexport Capital's prior written consent, Company shall not (a) dispose of all or substantially all of its assets, (b) merge, consolidate or acquire with, by or into another Person, or (c) directly or indirectly change the ownership of more than fifty percent (50%) of its voting capital stock in one or more related transactions.

21. Name Change. Without giving Flexport Capital at least thirty (30) days' prior written notice, Company shall not (i) change its name as it appears in official filings in the state of its incorporation or organization or (ii) change the type of legal entity that it is.

22. Further Assurances. At any time and from time to time, upon the written request of Flexport Capital and at the sole expense of Company, shall promptly and duly execute and deliver any and all such further information, instruments and documents and take such further action as Flexport Capital may reasonably deem desirable (x) to obtain the full benefits of this Agreement and the other Loan Documents, (y) to protect, preserve and maintain Flexport Capital's rights in the Collateral, or any of it, and under this Agreement, or (z) to enable Flexport Capital to exercise all or any of the rights and powers herein granted. Company shall advise Flexport Capital promptly, in reasonable detail, of the occurrence of any Default or other event that has had or could reasonably be expected to have a Material Adverse Effect.

CONDITIONS PRECEDENT

23. Conditions Precedent to Closing. This Agreement shall not be effective until Flexport Capital has received, or waived delivery of, (a) this Agreement duly executed by Company, (b) evidence satisfactory to Flexport Capital that the insurance policies provided for in Section 6 are in full force and effect; and (c) any other documents and deliverables set forth in the Term Sheet.

24. Conditions Precedent to Each Financing. In addition to Flexport Capital's discretionary right not to make any Financings, Flexport Capital shall not make any Financing unless (a) Flexport Capital shall have received a duly executed copy of the Installment Plan Agreement, if applicable, (b) no Default shall have occurred and be continuing or would result after giving effect to such Financing (c) after giving effect to such Financing the aggregate amount of Financings shall not exceed the Credit Limit Amount. Any request by Company for a Financing and the acceptance thereof shall be deemed to constitute, as of the date of such request and the date of such acceptance, (i) a representation and warranty by Company that the conditions precedent have been satisfied and (ii) a restatement by Company of each of the representations and warranties made by it under this Agreement and any Loan Document as of such date, except to the extent that any such representation or

warranty is expressly stated to relate to a specific earlier date, in which case, such representation and warranty shall be true and correct as of such earlier date and (iii) a reaffirmation by Company of its obligations under the Loan Documents.

MISCELLANEOUS

25. Notices. Any notice, demand, request or other communication shall be in writing and shall be deemed to have been validly served, given or delivered (a) when received if sent by hand, overnight courier service or certified or registered mail, (b) upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement) if sent by email, and (c) pursuant to other such procedures Flexport Capital or Company may approve for other electronic communications, all of which, in each case, shall be addressed to the party to be notified and sent to the address or email address indicated below or to such other address as may be substituted by notice given as herein provided. Notices shall be delivered to the addresses set forth in the Term Sheet or Installment Plan Agreement, as applicable.

26. Limited Confidentiality Waiver. Company consents to the disclosure of records pertaining to Company's business to Flexport Capital by any Flexport Capital Affiliate in connection with the transactions contemplated hereunder. Company waives compliance with 19 C.F.R. 111.24 to permit such disclosure and the sharing of such records.

27. Successors and Assigns. Company may not assign, transfer, or otherwise convey its rights, benefits or obligations under any Loan Document without the prior written consent of Flexport Capital. Any such purported conveyance by Company without the prior express written consent of Flexport Capital shall be void. Flexport Capital may at any time create and sell participations in the Financings and the Loan Documents and sell, transfer or assign any or all of its rights in the Financings and under the Loan Documents.

28. Complete Agreement; Modification of Agreement. This Agreement, including the Terms and Conditions and the other Loan Documents constitute the complete agreement between the parties with respect to the subject matter hereof and thereof, supersede all prior agreements, commitments, understandings or inducements (oral or written, expressed or implied), and no Loan Document may be modified, altered or amended except by a written agreement signed by Flexport Capital and Company. Company shall have all duties and obligations under the Loan Documents from the date of its execution and delivery, regardless of whether the initial Financing has been made at that time.

29. Governing Law. The Loan Documents and the Obligations arising under the Loan Documents shall be governed by the law of the State of Delaware, and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made and performed in such state, without regard to the principles thereof regarding conflicts of laws, and any applicable laws of the United States of America.

SCHEDULE A

DEFINITIONS

"Affiliate" means, with respect to any Person: (i) each other Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, five percent (5%) or more of the equity interests having ordinary voting power for the election of directors of such Person; (ii) each other Person that controls, is controlled by or is under common control with such Person or any Affiliate of such Person; or (iii) each of such Person's officers, directors, joint venturers and partners. For the purpose of this definition, "control" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this Extended Agreement, including the Term Sheet, the Terms and Conditions, all appendices attached or otherwise identified thereto, restatements and modifications and supplements thereto, and any appendices, exhibits or schedules to any of the foregoing.

"Business Day" means any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in the State of California.

"Charges" means all Federal, state, county, city, municipal, local, foreign or other governmental taxes, levies, customs or other duties, assessments, charges, liens, and all additional charges, interest, penalties, expenses, claims or encumbrances upon or relating to (i) the Collateral, (ii) the Obligations, (iii) the ownership or use of any assets by any Company, or (iv) any other aspect of any Company's business.

"Company" means the Person(s) identified as such in the preamble of this Agreement.

"Contracts" means all the contracts, undertakings, or agreements (other than rights evidenced by chattel paper, Documents or instruments) in or under which any Person may now or hereafter have any right, title or interest, including any agreement relating to the terms of payment or the terms of performance of any Account.

"Contractual Obligation" means as to any Person, any provision of any security issued by such Person or of any agreement, instrument, or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Covered Entity" has the meaning specified in Section 15.

"Credit Limit Amount" means the credit limit amount set forth in the Term Sheet.

"Default" means any event that, with the passage of time or notice or both, would, unless cured or waived, become an Event of Default.

"Event of Default" has the meaning assigned to it in the Terms and Conditions.

"Financing" and "Financings" have the meanings assigned to such terms in Section 3(a).

“FinCEN” means The Financial Crimes Enforcement Network of the United States Department of the Treasury, or any successor agency.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, and any agency, department or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Guarantor” means each Person that executes a guaranty or a support, put or other similar agreement in favor of Flexport Capital in connection with the transactions contemplated by this Agreement.

“Guaranty” means any agreement to perform all or any portion of the Obligations on behalf of any Company, in favor of, and in form and substance satisfactory to, Flexport Capital, together with all amendments, modifications and supplements thereto, and shall refer to such Guaranty as the same may be in effect at the time such reference becomes operative.

“Immediate Family Member” means, but is not limited to, a Person’s parents, siblings, children and in-laws and includes, without limitation, the spouse/partner, parent, grandparent, sibling, child, step-child, or in-law of a Prominent Public Figure.

“Installment Plan Agreement” means each Financing Request and Installment Plan Agreement delivered from time to time in connection with Company’s request for a Financing in form and substance satisfactory to Flexport Capital.

“Inventory” means all “inventory,” as such term is defined in the UCC, now owned or hereafter acquired by any Person, wherever located.

“Invoice Price” means, with respect to Inventory, the total purchase price of such Inventory (including all applicable taxes with respect to the sale of such Inventory, if any, that are borne by Company) as evidenced by the commercial invoice issued by the applicable Supplier.

“Known Close Associate” means any individual that is widely and publicly known to maintain a close relationship to a Prominent Public Figure and includes anyone in any capacity, such as distant relatives, advisors, employees, and business representatives/agents.

“Flexport Capital” means Flexport Capital LLC, its successors and assigns, and if at any time Flexport Capital shall decide to syndicate all or any of the Obligations, such term shall include such other members of the syndicate.

“Lien” means any mortgage, security deed or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, security interest, security title, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the UCC or comparable law of any jurisdiction).

“Litigation” means any claim, lawsuit, litigation, investigation or proceeding of or before any arbitrator or Governmental Authority.

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"Loan Documents" means this Agreement, any Guaranty, any Installment Plan Agreement, and all security agreements, mortgages and all other documents, instruments, certificates, and notices at any time delivered by any Person (other than Flexport Capital) in connection with any of the foregoing.

"Material Adverse Effect" means a material adverse effect on (a) the business, assets, operations, prospects or financial or other condition of any Company or the industry within which any Company operates, (b) any Company's ability to pay or perform the Obligations under the Loan Documents to which Company is a party in accordance with the terms thereof, (c) the Collateral or Flexport Capital's Liens on the Collateral or the priority of any such Lien, or (d) Flexport Capital's rights and remedies under this Agreement and the other Loan Documents.

"Obligations" means all loans, financings, advances, debts, expense reimbursement, fees, liabilities, and obligations for the performance of covenants, tasks or duties or for payment of monetary amounts (whether or not such performance is then required or contingent, or amounts are liquidated or determinable) owing by any Company to Flexport Capital, of any kind or nature, present or future, whether or not evidenced by any note, agreement or other instrument, whether arising under any of the Loan Documents or under any other agreement between Company and Flexport Capital, and all covenants and duties regarding such amounts. This term includes all principal, interest (including interest accruing at the then applicable rate provided in this Agreement after the maturity of the Financings and interest accruing at the then applicable rate provided in this Agreement after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), fees, Charges, expenses, attorneys' fees and any other sum chargeable to Company under any of the Loan Documents, and all principal and interest due in respect of the Financings and all obligations and liabilities of any Guarantor under any Guaranty.

"Payment Account" means the deposit account designated by Company in its Flexport.com account.

"PEP Entity" means an corporation, business or other entity that (a) has been formed by, or for the benefit of, a Prominent Public Figure, (b) has a key controller who is a Prominent Public Figure (e.g., the Prominent Public Figure exercises actual or effective control over the entity); or (c) has a Prominent Public Figure that is the ultimate beneficial owner.

"Plaid" has the meaning assigned to it in Section 19.

"Politically Exposed Person" means a Prominent Public Figure, Immediate Family Member of a Prominent Public Figure, or a Known Close Associate of a Prominent Public Figure.

"Portion Not-Advanced" has the meaning assigned to it in Section 3(c).

"Prominent Public Figure" is a natural person currently or formerly entrusted with a senior public role or function (e.g., a senior official in the executive, legislative, military, administrative, or judicial branches of government) (whether elected or not) or a major political party, a senior executive of a government-owned corporation or a corporation, business or other entity formed by, or for the benefit of, such a figure.

"Person" means any individual, sole proprietorship, partnership, limited liability partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability

company, institution, public benefit corporation, entity or government (whether Federal, state, county, city, municipal or otherwise, including any instrumentality, division, agency, body or department thereof), and shall include such Person's successors and assigns.

"Service Providers" has the meaning assigned to it in Section 19.

"Supplier" means the supplier or vendor of Inventory to Company.

"Subsidiary" means, with respect to any Person, (i) any corporation of which an aggregate of more than 50% of the outstanding equity interests having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, equity interests of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person and/or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of 50% or more of such equity interests whether by proxy, agreement, operation of law or otherwise, and (ii) any partnership or limited liability company in which such Person or one or more Subsidiaries of such Person has an equity interest (whether in the form of voting or participation in profits or capital contribution) of more than 50% or of which any such Person is a general partner or manager or may exercise the powers of a general partner or manager.

"Termination Date" means the date on which all Obligations under this Agreement are indefeasibly paid in full, in cash and Company shall have no further right to obtain Financings or other financial accommodations under this Agreement.

"Terms and Conditions" has the meaning assigned to it in Section 2.

"Term Sheet" has the meaning assigned to it in the preamble.

"UCC" means the Uniform Commercial Code of the State of Delaware and or any other applicable law of any state or states which has jurisdiction with respect to all, or any portion of, any collateral granted to Flexport Capital or this Agreement, from time to time.